Exhibit 99.1

Li Auto Inc. Announces Results of Annual General Meeting

May 31, 2024

BEIJING, China, May 31, 2024 — Li Auto Inc. (“Li Auto” or the “Company”) (Nasdaq: LI; HKEX: 2015), a leader in China’s new energy vehicle market, today announced that each of the proposed resolutions submitted for shareholder approval (the “Proposed Resolutions”) as set forth in the notice of annual general meeting dated April 23, 2024 (the “AGM Notice”) has been adopted at its annual general meeting of shareholders held in Beijing, China today.

After the adoption of the Proposed Resolutions, all corporate authorizations and actions contemplated thereunder are approved, including, among other things, that (i) Mr. Xing Wang and Mr. Zhenyu Jiang are re-elected as directors of the Company, and (ii) the directors of the Company are granted a general mandate to issue, allot, and deal with additional Class A ordinary shares or equivalents and a general mandate to repurchase the Company’s own shares, respectively, on the terms and in the periods as set out in the AGM Notice.

About Li Auto Inc.

Li Auto Inc. is a leader in China’s new energy vehicle market. The Company designs, develops, manufactures, and sells premium smart electric vehicles. Its mission is: Create a Mobile Home, Create Happiness (创造移动的家,创造幸福的家). Through innovations in product, technology, and business model, the Company provides families with safe, convenient, and comfortable products and services. Li Auto is a pioneer to successfully commercialize extended-range electric vehicles in China. The Company started volume production in November 2019. Its current model lineup includes Li MEGA, a high-tech flagship family MPV, Li L9, a six-seat flagship family SUV, Li L8, a six-seat premium family SUV, Li L7, a five-seat flagship family SUV, and Li L6, a five-seat premium family SUV. The Company leverages technology to create value for its users. It concentrates its in-house development efforts on its proprietary range extension system, next-generation electric vehicle technology, and smart vehicle solutions while expanding its product line by developing new BEVs and EREVs to target a broader user base.

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Li Auto Inc.

Investor Relations

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